SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*


                         The Houston Exploration Company
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    44212010
                                 (CUSIP Number)

                                Robert B. Catell
                             Chief Executive Officer
                           KeySpan Energy Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                                 (718) 403-1000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 29, 1997
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 17 Pages)

--------------------                                       ---------------------
CUSIP NO. 44212010                 13D                      Page 2 of 17 Pages
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     KeySpan Energy Corporation
     I.R.S. Identification No. 11-3344628
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    15,295,215 (indirectly through The Brooklyn Union
    SHARES                         Gas Company and THEC Holdings Corp.)
BENEFICIALLY               -----------------------------------------------------
  OWNED BY                 8.  SHARED VOTING POWER
    EACH
 REPORTING                 -----------------------------------------------------
   PERSON                  9.  SOLE DISPOSITIVE POWER
    WITH                       15,295,215 (indirectly through The Brooklyn Union
                                   Gas Company and THEC Holdings Corp.)
                           -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               15,295,215 (indirectly through The Brooklyn Union Gas Company and
                 THEC Holdings Corp.)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                         [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    66.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

                    HC
--------------------------------------------------------------------------------

                              (Page 2 of 17 Pages)

--------------------                                       ---------------------
CUSIP NO. 44212010                 13D                      Page 3 of 17 Pages
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The Brooklyn Union Gas Company
     I.R.S. Identification No. 11-10584613
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [  ]
                                                                 (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
                         OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                      [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER
  NUMBER OF                  15,295,215 (indirectly through THEC Holdings Corp.)
    SHARES               -------------------------------------------------------
BENEFICIALLY             8.  SHARED VOTING POWER
  OWNED BY
    EACH                 -------------------------------------------------------
 REPORTING               9.  SOLE DISPOSITIVE POWER
   PERSON                    15,295,215 (indirectly through THEC Holdings Corp.)
    WITH                 -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    15,295,215 (indirectly through THEC Holdings Corp.)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                         [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         66.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

                                   CO
--------------------------------------------------------------------------------


                              (Page 3 of 17 Pages)

--------------------                                       ---------------------
CUSIP NO. 44212010                 13D                      Page 4 of 17 Pages
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     THEC Holdings Corp.
     I.R.S. Identification No. 76-0489610
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [  ]
                                                                    (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
                         OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    15,295,215
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      15,295,215
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                         15,295,215
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         66.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
                                   CO
--------------------------------------------------------------------------------

                              (Page 4 of 17 Pages)

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of The Houston Exploration Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1100 Louisiana, Suite 2000, Houston, Texas 77002-5219.

Item 2.  Identity and Background.
         Item 2(a) through Item 2(c), Item 2(f)

         This statement is being filed by KeySpan Energy Corporation, a New York corporation ("KeySpan"), The Brooklyn Union Gas Company, a New York corporation ("Brooklyn Union"), and THEC Holdings Corp., a Delaware corporation ("THEC"), with respect to the Common Stock beneficially owned by THEC and beneficially owned by KeySpan and Brooklyn Union indirectly through THEC. Each of THEC, Brooklyn Union and KeySpan has its principal place of business at One MetroTech Center, Brooklyn, New York 11201.

         The Issuer was incorporated in December 1985 to conduct certain of the natural gas and oil exploration and development activities of Brooklyn Union. Prior to the Issuer's September 1996 completion of its initial public offering (the "IPO") of 7,130,000 shares of its Common Stock, the Issuer was a direct wholly-owned subsidiary of THEC and an indirect wholly-owned subsidiary of Brooklyn Union.

         KeySpan, previously a wholly-owned subsidiary of Brooklyn Union, has become its parent holding company in connection with the restructuring of Brooklyn Union into a holding company format pursuant to a mandatory exchange of shares with KeySpan (the "KeySpan Exchange"), effective immediately following the close of business on September 29, 1997, in accordance with the Amended and Restated Agreement and Plan of Exchange, dated as of June 26, 1997 (the "Exchange Agreement"), between KeySpan and Brooklyn Union, included as Annex K to the Joint Proxy/Prospectus (hereinafter defined). The KeySpan Exchange and the Exchange Agreement were approved by Brooklyn Union common shareholders at Brooklyn Union's Special Meeting held on August 7, 1997 (the "Special Meeting") and are described in "Brooklyn Union Proposal 2: Holding Company and Adoption of the KeySpan Exchange Agreement", included as Annex J to the Joint Proxy Statement of The Brooklyn Union Gas Company and Long Island Lighting Company and Prospectus of BL Holding Corp. and KeySpan Energy Corporation (the "Joint Proxy/Prospectus"). The Joint Proxy/Prospectus, including the annexes thereto, and the Exchange Agreement are filed as exhibits hereto and Annexes J and K to the Joint Proxy/Prospectus are hereby incorporated by reference into this Item
2. As the new parent holding company of Brooklyn Union, any securities beneficially owned by Brooklyn Union, or indirectly by Brooklyn Union through THEC, may be regarded, for purposes of Section 13(d) of the


                              (Page 5 of 17 Pages)

Securities Exchange Act of 1934 (the "Exchange Act"), as being beneficially owned by KeySpan.

         The principal business of KeySpan is as a holding company of Brooklyn Union, which will continue to operate its present utility business as a subsidiary of KeySpan. Brooklyn Union currently distributes natural gas at retail in the Boroughs of Brooklyn and Staten Island and two-thirds of the Borough of Queens in New York City. It is anticipated that KeySpan will also become the parent holding company of any future non-utility subsidiaries and certain of Brooklyn Union's existing principal non-utility subsidiaries. The principal business of THEC is as a holding company of the Issuer.

         Annexes A-1, A-2 and A-3 attached hereto set forth, with respect to each executive officer and director of KeySpan, Brooklyn Union and THEC, respectively, the following information: (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship.

         Item 2(d) and Item 2(e)

         None of KeySpan, Brooklyn Union or THEC, nor, to the best knowledge and belief of KeySpan, Brooklyn Union and THEC, any of their respective executive officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         No funds were used to obtain beneficial ownership of the Common Stock by KeySpan, Brooklyn Union or THEC. As discussed in Item 2 above, the Common Stock may be regarded, for purposes of Section 13(d) of the Exchange Act, as being beneficially owned by each of KeySpan, Brooklyn Union and THEC as a result of the KeySpan Exchange. The Joint Proxy/Prospectus and the Exchange Agreement are filed as exhibits hereto and Annexes J and K to the Joint Proxy/Prospectus are hereby incorporated by reference into this Item 3.


                              (Page 6 of 17 Pages)

Item 4.  Purpose of the Transaction.

         Pursuant to the Exchange Agreement and the KeySpan Exchange discussed in Item 2 above, KeySpan has become the holding company of Brooklyn Union and holders of Brooklyn Union common stock have become holders of KeySpan common stock on a one-for-one basis. KeySpan common stock, par value $.331/3 per share, has been listed on the New York Stock Exchange and is deemed registered pursuant to Section 12(b) or 12(g) of the Exchange Act pursuant to Rule 12g-3 under the Exchange Act. Brooklyn Union's common stock has been delisted by the New York Stock Exchange and will be deregistered with the Securities and Exchange Commission.

         For more information concerning the purpose of the transaction, see the captions entitled "Brooklyn Union Proposal 2: Holding Company and Adoption of the KeySpan Exchange Agreement -- Reasons for the Holding Company Structure and KeySpan Share Exchange," " -- Certain Considerations" and "A. The KeySpan Share Exchange" in Annex J to the Joint Proxy/Prospectus and the Exchange Agreement included as Annex K to the Joint Proxy/Prospectus. The Joint Proxy/Prospectus and the Exchange Agreement are filed as exhibits hereto and Annexes J and K to the Joint Proxy/Prospectus are hereby incorporated by reference into this Item 4.

         At the Special Meeting, Brooklyn Union shareholders also approved the combination of Brooklyn Union and Long Island Lighting Company ("LILCO") (the "LILCO Combination") pursuant to the Amended and Restated Agreement and Plan of Exchange and Merger, dated as of June 26, 1997 (the "Merger Agreement"), between Brooklyn Union and LILCO. KeySpan has assumed Brooklyn Union's rights and obligations under the Merger Agreement. The Merger Agreement provides that KeySpan will engage in a merger with a subsidiary of a newly formed holding company ("BL Holding Corp."), which will be the holding company for KeySpan and LILCO. Subject to the terms and conditions described in the Joint Proxy/Prospectus and the Merger Agreement, BL Holding Corp. would acquire indirect ownership of the Common Stock if the LILCO Combination is consummated. The LILCO Combination is described in the Joint Proxy/Prospectus which is filed as an exhibit hereto and is hereby incorporated by reference into this Item 4. The Merger Agreement, included as Annex A to the Joint Proxy/Prospectus, is also filed as an exhibit hereto and is hereby incorporated by reference into this
Item 4. See also the caption entitled "Brooklyn Union Proposal 2: Holding Company and Adoption of the KeySpan Exchange Agreement -- Relationship Between the KeySpan Share Exchange and the LILCO Combination" in Annex J to the Joint Proxy/Prospectus.


                              (Page 7 of 17 Pages)

         As of the date of the filing of this statement, none of KeySpan, Brooklyn Union or THEC, nor, to the best knowledge and belief of KeySpan, Brooklyn Union and THEC, any of their respective executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of the filing of this statement, THEC beneficially owns, and KeySpan and Brooklyn Union beneficially own indirectly through THEC, 15,295,215 shares of Common Stock, representing approximately 66.0% of the shares of Common Stock reported to be outstanding as of July 31, 1997 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997).

         (b) THEC has, and KeySpan and Brooklyn Union have indirectly through THEC, sole power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock owned by it.

         (c) Except as described in this Schedule 13D, none of KeySpan, Brooklyn Union or THEC, nor, to the best knowledge and belief of KeySpan, Brooklyn Union and THEC, any of their respective executive officers or directors, has effected any transaction in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         THEC and the Issuer entered into a Registration Rights Agreement, dated as of September 19, 1996, (the "Registration Rights Agreement"), in connection with the Issuer's IPO. The Registration Rights Agreement provides THEC with the right to require (a "Demand") the Issuer to register any or all of the Common Stock held by it in a public offering pursuant to the Securities Act of 1933, as amended (the "Securities Act"). Demand registrations are subject to the right of the Issuer to delay any exercise by THEC of this right for a period of up to 180 days if, in the Issuer's judgment, the Issuer or any offering by the Issuer then being conducted or about to be conducted would be adversely affected. Pursuant to the Registration Rights Agreement, THEC also has the right to "piggyback" or include its Common Stock in any registration of Common Stock made by the Issuer.


                              (Page 8 of 17 Pages)

         Expenses, other than underwriters' discounts and commissions, incurred in connection with such Demand or piggyback registration pursuant to the Registration Rights Agreement are to be paid by the Issuer. The Issuer agreed to indemnify THEC, its officers, directors, agents, any underwriter, and each person controlling any of the foregoing, against certain liabilities under the Securities Act or the securities laws of any state or country in which securities of the Issuer are sold pursuant to the Registrations Rights Agreement.

         The Registration Rights Agreement is filed as an exhibit hereto and is hereby incorporated by reference into this Item 6.

         The Chief Executive Officer of KeySpan and Brooklyn Union is the Chairman of the Board of Directors of the Issuer. The Executive Vice President - Utility Division of KeySpan, a director of KeySpan and the President of Brooklyn Union is also a director of the Issuer. One of the directors of each of THEC and KeySpan is also a director of the Issuer.

         Except as described in this Schedule 13D, or in the exhibits hereto, none of KeySpan, Brooklyn Union or THEC, nor, to the best knowledge and belief of KeySpan, Brooklyn Union and THEC, any of their respective directors or executive officers, is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

   1 Joint Proxy Statement of The Brooklyn Union Gas Company and Long Island Lighting Company and Prospectus of BL Holding Corp. and KeySpan Energy Corporation, dated June 27, 1997, included in the Registration Statement on Form S-4 filed on June 30, 1997, as amended by Post-Effective Amendment No. 1, filed on July 3, 1997. (Incorporated herein by reference from KeySpan Energy Corporation's Form S-4 Registration Statement No. 333-30407)

   2 Amended and Restated Agreement and Plan of Exchange, dated as of June 26, 1997, between The Brooklyn Union Gas Company and KeySpan Energy Corporation. (Incorporated herein by reference from Annex K of Exhibit 1 hereto)

   3 Amended and Restated Agreement and Plan of Exchange and Merger, dated as of June 26, 1997, by and between The Brooklyn Union Gas Company and Long Island Lighting Company. (Incorporated herein by reference from Annex A of Exhibit 1 hereto)


                              (Page 9 of 17 Pages)

   4 Registration Rights Agreement, dated as of September 19, 1996, between THEC Holdings Corp. and The Houston Exploration Company. (Incorporated herein by reference from the Issuer's Form S-1 Registration Statement No. 333-4437)



                              (Page 10 of 17 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: October 7, 1997

                              KeySpan Energy Corporation

                              By: /s/ Robert B. Catell
                                 ---------------------------------------------
                                  Name: Robert B. Catell
                                  Title: President and Chief Executive Officer


                              The Brooklyn Union Gas Company

                              By: /s/ Robert B. Catell
                                 ---------------------------------------------
                                  Name: Robert B. Catell
                                  Title: Chief Executive Officer


                              THEC Holdings Corp.

                              By: /s/ Theodore Spar
                                 ---------------------------------------------
                                  Name: Theodore Spar
                                  Title: President








                              (Page 11 of 17 Pages)

                                    ANNEX A-1

The name, position and present principal occupation of each director and executive officer of KeySpan are set forth below.

The business address for each of the executive officers and directors listed below is KeySpan Energy Corporation, One MetroTech Center, Brooklyn, New York 11201.

All executive officers and directors listed below are United States citizens.


Name                          Position                      Present Principal Occupation
----                          --------                      ----------------------------

Robert B. Catell         Chairman, President  and         Chairman, President and Chief
                         Chief Executive Officer          Executive Officer of KeySpan
                         and Director

Craig G. Matthews        Executive Vice President -       President and Chief Operating
                         Utility Division and             Officer of Brooklyn Union
                         Director

Vincent D. Enright       Senior Vice President and        Senior Vice President, Chief
                         Chief Financial Officer and      Financial Officer and Chief
                         Chief Accounting Officer         Accounting Officer
                                                          of KeySpan

Maurice K. Shaw          Senior Vice President -          Senior Vice President - Corporate
                         Corporate Affairs                Affairs of KeySpan

David L. Phillips        Senior Vice President -          Senior Vice President - Strategic
                         Strategic Planning and           Planning and Corporate
                         Corporate Development            Development of KeySpan

William K. Feraudo       Senior Vice President -          Senior Vice President - Energy
                         Energy Marketing Group           Marketing Group of KeySpan

Roger J. Walz            Vice President and General       Vice President and General
                         Auditor                          Auditor of KeySpan

Robert R. Wieczorek      Vice President, Secretary        Vice President, Secretary and
                         and Treasurer                    Treasurer of Brooklyn Union

Kenneth I. Chenault      Director                         President and Chief Operating
                                                          Officer, American Express
                                                          Company



                              (Page 12 of 17 Pages)

Name                          Position                      Present Principal Occupation
----                          --------                      ----------------------------

Edward D. Miller         Director                         President and Chief Executive
                                                          Officer, The Equitable Companies
                                                          Inc.

Alan H. Fishman          Director                         Managing Partner, Columbia
                                                          Financial Partners, L.P.

Helmut W. Peter          Director                         Retired Vice Chairman, The
                                                          Brooklyn Union Gas Company

James Q. Riordan         Director                         Retired Vice Chairman and Chief
                                                          Financial Officer, Mobil Corp.


                              (Page 13 of 17 Pages)

                                    ANNEX A-2


The name, position and present principal occupation of each director and executive officer of Brooklyn Union are set forth below.

The business address for each of the executive officers and directors listed below is The Brooklyn Union Gas Company, One MetroTech Center, Brooklyn, New York 11201.

All executive officers and directors listed below are United States citizens.


Name                          Position                      Present Principal Occupation
----                          --------                      ----------------------------

Robert B. Catell         Chairman,                        Chairman, President and Chief
                         Chief Executive Officer          Executive Officer of KeySpan
                         and Director

Craig G. Matthews        President, Chief Operating       President and Chief Operating
                         Officer and Director             Officer of Brooklyn Union

Vincent D. Enright       Senior Vice President and        Senior Vice President and Chief
                         Chief Financial Officer          Financial and Accounting Officer
                                                          of KeySpan

Roger J. Walz            Vice President and General       Vice President and General
                         Auditor                          Auditor of KeySpan

Robert R. Wieczorek      Vice President, Secretary        Vice President, Secretary and
                         and Treasurer                    Treasurer of Brooklyn Union

Richard M. Desmond       Vice President,                  Vice President, Comptroller and
                         Comptroller and Chief            Chief Accounting Officer of
                         Accounting Officer               Brooklyn Union

Anthony J. DiBrita       Senior Vice President            Senior Vice President of Brooklyn
                                                          Union

Robert J. Fani           Senior Vice President            Senior Vice President of Brooklyn
                                                          Union

Wallace P. Parker        Senior Vice President            Senior Vice President of Brooklyn
                                                          Union


                              (Page 14 of 17 Pages)

Name                          Position                      Present Principal Occupation
----                          --------                      ----------------------------

Lenore F. Puleo          Senior Vice President            Senior Vice President of Brooklyn
                                                          Union

Edward J. Sondey         Senior Vice President            Senior Vice President of Brooklyn
                                                          Union

Tina G. Barber           Vice President and Chief         Vice President and Chief
                         Information Officer              Information Officer of Brooklyn
                                                          Union

Robert H. Preusser       Vice President and Chief         Vice President and Chief Engineer
                         Engineer                         of Brooklyn Union

Andrea S. Christensen    Director                         Partner, Kaye, Scholer, Fierman,
                                                          Hays & Handler

Donald H. Elliott        Director                         Counsel, Hollyer Brady Smith
                                                          Troxell Barrett Rockett Hines &
                                                          Mone LLP

James L. Larocca         Director                         Lawyer and Consultant

James Q. Riordan         Director                         Retired Vice Chairman and Chief
                                                          Financial Officer, Mobil Corp.

Charles Uribe            Director                         Chairman and Chief Executive
                                                          Officer, AJ Contracting Company,
                                                          Inc.


                              (Page 15 of 17 Pages)

                                    ANNEX A-3


The name, position and present principal occupation of each director and executive officer of THEC are set forth below.

The business address for each of the executive officers and directors listed below is THEC Holding Corp., One MetroTech Center, Brooklyn, New York 11201.

All executive officers and directors listed below are United States citizens.


Name                          Position                      Present Principal Occupation
----                          --------                      ----------------------------

Theodore Spar            President and Director           Vice President - Business
                                                          Alliances and Investments of
                                                          KeySpan

S. Zain Mirza            Vice President, Chief            Manager, Diversification of
                         Financial Officer and            KeySpan
                         Secretary

Robert B. Catell         Director                         Chairman, President and Chief
                                                          Executive Officer of KeySpan

Vincent D. Enright       Director                         Senior Vice President and Chief
                                                          Financial Officer and Chief
                                                          Accounting Officer of KeySpan


                              (Page 16 of 17 Pages)

                                  EXHIBIT INDEX


Exhibit   Description                                                    Page

  1 Joint Proxy Statement of The Brooklyn Union Gas Company and Long Island Lighting Company and Prospectus of BL Holding Corp. and KeySpan Energy Corporation, dated June 27, 1997, included in the Registration Statement on Form S-4 filed on June 30, 1997, as amended by Post-Effective Amendment No. 1, filed on July 3, 1997. (Incorporated herein by reference from KeySpan Energy Corporation's Form S-4 Registration Statement No. 333-30407)

  2 Amended and Restated Agreement and Plan of Exchange, dated as of June 26, 1997, between The Brooklyn Union
          Gas Company and KeySpan Energy Corporation.
          (Incorporated herein by reference from Annex K of Exhibit 1 hereto)

  3 Amended and Restated Agreement and Plan of Exchange and Merger, dated as of June 26, 1997, by and between The Brooklyn Union Gas Company and Long Island Lighting Company. (Incorporated herein by reference from Annex A of Exhibit 1 hereto)

  4 Registration Rights Agreement, dated as of September 19, 1996, between THEC Holdings Corp. and The Houston Exploration Company. (Incorporated herein by reference from the Issuer's Form S-1 Registration Statement No. 333-4437)


                              (Page 17 of 17 Pages)